Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                 April 14, 2015


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1309
        European Capital Strength & Hedged Currency Portfolio, Series 1
                       File Nos. 333-202641 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comment regarding amendment no. 1 to the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1309, filed on April 13, 2015 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the European Capital Strength & Hedged Currency Portfolio, Series 1 (the "trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

     1. The "Security Selection" section states that the trust will select European equities by selecting companies that are headquartered in developed Western European countries. We believe that being headquartered in a country alone is not sufficient to expose the company's assets to the economic fortunes and risks of that country. Please define European companies for purposes of the 80% test pursuant to Rule 35d-1 of the Investment Company Act of 1940.

     Response: The following disclosure has been added to the end of the first paragraph of this section: "For purposes of this 80% test, European companies will be defined as those with a European country designation by the Russell Global Index Methodology." The sponsor believes that using the home country designation as provided by the Russell Global Index Methodology is appropriate and will determine the country where the company's assets are exposed to the economic fortunes and risks of that country. The Russell Global Index Methodology initially looks at the country of incorporation, the stated country of headquarters and what countries the security trades in. If these three match, then that country is designated as the home country. If any of these three criteria do not match, then the Russell Global Index Methodology compares the primary location of the company's assets (averaged for the last two years) against three home country indicators (the "HCIs"), which are 1) the country of incorporation; 2) the country of headquarters; and 3) the country of the most liquid exchange, as defined by 2-year average daily dollar trading volume. If the primary location of the company's assets matches with any of the three HCIs, then that country is designated as the home country. If the primary location of a company's assets cannot be determined, then the Russell Global Index Methodology compares the primary location of the company's revenues (averaged for the last two years) against the three HCIs. If the primary location of the company's revenues matches with any of the three HCIs, then that country is designated as the home country. If the Russell Global Index Methodology cannot determine the home country using the company's assets or revenue, the country of headquarters is generally assigned as the home country.

Additional revisions

     In addition to the above, we have made the following material revisions:

     o We have added disclosure in the "Principal Investment Strategy," "Principal Risks" and "Investment Risks" sections indicating that the trust invests significantly in the consumer products sector and providing the corresponding risks disclosure.

     o We have revised the foreign securities risk and currency risk disclosures in the "Principal Risks" and "Investment Risks" sections to reflect that the trust's holdings.

     o We have revised the small-capitalization and mid-capitalization companies risk disclosures in the "Principal Risks" and "Investment Risks" sections to reflect that the trust does not directly invest in small-capitalization companies.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                          ----------------------
                                                              Morrison C. Warren